# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## SCHEDULE 13G

## Under the Securities Exchange Act of 1934
### (Amendment No. _____)*

Fitlife Brands Inc.
_____
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
_____
(Title of Class of Securities)

33817P108
_____
(CUSIP Number)

Dayton Judd; 878 S. Denton Tap Rd., Suite 220, Coppell, Texas 75019; 972-304-5000
_____
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2016
_____
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| | | |
|---|---|---|
| 1. | NAMES OF REPORTING PERSONS<br><br>Sudbury Capital Fund, LP | |
| 2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<br>(see instructions)<br>(a) ☐<br>(b) ☐ | |
| 3. | SEC USE ONLY | |
| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 5. | SOLE VOTING POWER<br><br>0 |
|---|---|---|
| | 6. | SHARED VOTING POWER<br><br>793,000 |
| | 7. | SOLE DISPOSITIVE POWER<br><br>0 |
| | 8. | SHARED DISPOSITIVE POWER<br><br>793,000 |

| | | |
|---|---|---|
| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>793,000 | |
| 10. | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<br>(see instructions) ☐ | |
| 11. | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)<br><br>7.6% | |
| 12. | TYPE OF REPORTING PERSON (see instructions)<br><br>Partnership (PN) | |

| 1. | NAMES OF REPORTING PERSONS<br><br>Sudbury Holdings, LLC |
|---|---|
| 2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<br>(see instructions)<br>(a)  ☐<br>(b)  ☐ |
| 3. | SEC USE ONLY |
| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 5. | SOLE VOTING POWER<br><br>0 |
|---|---|---|
| | 6. | SHARED VOTING POWER<br><br>793,000 |
| | 7. | SOLE DISPOSITIVE POWER<br><br>0 |
| | 8. | SHARED DISPOSITIVE POWER<br><br>793,000 |

| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>793,000 |
|---|---|
| 10. | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<br>(see instructions)  ☐ |
| 11. | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)<br><br>7.6% |
| 12. | TYPE OF REPORTING PERSON (see instructions)<br><br>Parent Holding Company/Control Person (HC) |

| 1. | NAMES OF REPORTING PERSONS<br><br>Sudbury Capital GP, LP |
|---|---|
| 2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<br>(see instructions)<br>(a)　☐<br>(b)　☐ |
| 3. | SEC USE ONLY |
| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 5. | SOLE VOTING POWER<br><br>0 |
|---|---|---|
| | 6. | SHARED VOTING POWER<br><br>793,000 |
| | 7. | SOLE DISPOSITIVE POWER<br><br>0 |
| | 8. | SHARED DISPOSITIVE POWER<br><br>793,000 |

| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>793,000 |
|---|---|
| 10. | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<br>(see instructions)　☐ |
| 11. | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)<br><br>7.6% |
| 12. | TYPE OF REPORTING PERSON (see instructions)<br><br>Partnership (PN) |

| 1. | NAMES OF REPORTING PERSONS Sudbury Capital Management, LLC |
|----|----|

| 2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ |
|----|----|

| 3. | SEC USE ONLY |
|----|----|

| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION Delaware |
|----|----|

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 5. | SOLE VOTING POWER 0 |
|----|----|----|
| | 6. | SHARED VOTING POWER 793,000 |
| | 7. | SOLE DISPOSITIVE POWER 0 |
| | 8. | SHARED DISPOSITIVE POWER 793,000 |

| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,000 |
|----|----|

| 10. | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐ |
|----|----|

| 11. | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% |
|----|----|

| 12. | TYPE OF REPORTING PERSON (see instructions) Investment Adviser (IA) |
|----|----|

**Item 1.**

(a)  Name of Issuer

The name of the issuer is Fitlife Brands Inc. (herein referred to as "Issuer").

(b)  Address of Issuer's Principal Executive Offices

The principal executive offices of the issuer are located at 4509 S. 143rd Street, Suite 1, Omaha, NE 68137.

**Item 2.**

(a)  Name of Person Filing

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Sudbury Capital Fund, LP, a Delaware limited partnership; Sudbury Holdings, LLC a Delaware limited liability company; Sudbury Capital Management, LLC a Delaware limited liability company; and Sudbury Capital GP, LP, a Delaware limited partnership, the "Reporting Persons." Furthermore, information is included herein with respect to Dayton Judd. These parties collectively will be referred to as "Item 2 Person." The Item 2 Person is filing this statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a "group."

(b)  Address of the Principal Office or, if none, residence

The address of the business office of Sudbury Capital Fund, LP, Sudbury Capital Management, LLC and Sudbury Capital GP, LP; and Dayton Judd is 878 S. Denton Tap Road, Suite 220, Coppell, TX 75019.

(c)  Citizenship

The natural person listed in Item 2(a) is a citizen of the United States of America.

(d)  Title of Class of Securities

The schedule 13G statement relates to Common stock, par value $.01 per share, of the Issuer (the "Stock").

(e)  CUSIP Number

The CUSIP number for the Stock is 33817P108.

**Item 3.  Filing pursuant to §240.13d-1(c)**

This Schedule 13G statement is not being filed pursuant to Rule 13d-1(b), Rule 13d-1(d), Rule 13d-2(b) or Rule 13d-2(d).

**Item 4. Ownership**

Sudbury Capital Fund, LP:

 (a) Amount beneficially owned:  793,000

 (b) Percent of class: 7.6%

 (c) Number of shares to which the person has:

   (i) Sole power to vote or to direct the vote: 0

   (ii) Shared power to vote or to direct the vote: 793,000.

   (iii) Sole power to dispose or to direct the disposition of: 0

   (iv) Shared power to dispose or to direct the disposition of 793,000.

Sudbury Holdings, LLC:

Because Sudbury Holdings, LLC is the Parent Company of Sudbury Capital Fund, LP, Sudbury Holdings, LLC may, pursuant to 13d-3 of the Act, be deemed to be the beneficial owner of the Stock.

 (a) Amount beneficially owned:  793,000.

 (b) Percent of class: 7.6%

 (c) Number of shares to which the person has:

   (i) Sole power to vote or to direct the vote: 0

   (ii) Shared power to vote or to direct the vote: 793,000

   (iii) Sole power to dispose or to direct the disposition of: 0

   (iv) Shared power to dispose or to direct the disposition of 793,000.

Sudbury Capital GP, LP:

Because Sudbury Capital GP, LP is the general partner of Sudbury Capital Fund, LP, Sudbury Capital GP, LP may, pursuant to 13d-3 of the Act, be deemed to be the beneficial owner of the Stock.

  (a)   Amount beneficially owned: 793,000.

  (b)   Percent of class: 7.6%

  (c)   Number of shares to which the person has:

         (i)    Sole power to vote or to direct the votes: 0

         (ii)   Shared power to vote or to direct the vote: 793,000.

         (iii)  Sole power to dispose or to direct the disposition of: 0

         (iv)   Shared power to dispose or to direct the disposition of 793,000.

Sudbury Capital Management, LLC:

Because Sudbury Capital Management, LLC is the Investment Adviser of Sudbury Capital Fund, LP, Sudbury Capital Management, LLC, may, pursuant to 13d-3 of the Act, be deemed to be the beneficial owner of the Stock.

  (a)   Amount beneficially owned: 793,000.

  (b)   Percent of class: 7.6%

  (c)   Number of shares to which the person has:

         (i)    Sole power to vote or to direct the votes: 0

         (ii)   Shared power to vote or to direct the vote: 793,000.

         (iii)  Sole power to dispose or to direct the disposition of: 0

         (iv)   Shared power to dispose or to direct the disposition of 793,000.

Dayton Judd:

Because Dayton Judd is a member of Sudbury Holdings, LLC and Sudbury Capital Management, LLC, and a limited partner of Sudbury Capital GP, LP, Dayton Judd may, pursuant to 13d-3 of the Act, be deemed to be the beneficial owner of the Stock.

    (a)    Amount beneficially owned: 793,000.

    (b)    Percent of class: 7.6%

    (c)    Number of shares to which the person has:

        (i)      Sole power to vote or to direct the votes: 0

        (ii)     Shared power to vote or to direct the vote: 793,000.

        (iii)    Sole power to dispose or to direct the disposition of: 0

        (iv)    Shared power to dispose or to direct the disposition of 793,000.

**Item 5.   Ownership of Five Percent or Less of a Class.**

Not Applicable

**Item 6.   Ownership of More than Five Percent on Behalf of another Person.**

Not Applicable

**Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.**

Not Applicable

**Item 8.   Identification and Classification of Members of the Group.**

Not Applicable

**Item 9.   Notice of Dissolution of Group.**

Not Applicable

**Item 10.  Certification**

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2017
<hr>
Date

<br><br>

**Sudbury Capital Fund, LP**

<br><br>

/s/ Dayton Judd
<hr>
Signature

<br><br>

Member of the General Partner of the General Partner
of Sudbury Capital Fund, LP
<hr>
Title

<br><br>

**Sudbury Holdings, LLC**

<br><br>

/s/ Dayton Judd
<hr>
Signature

<br><br>

Sole Member
<hr>
Title


**Sudbury Capital GP, LP**

/s/ Dayton Judd
Signature

Member of the General Partner of the General Partner
of Sudbury Capital Fund, LP
Title

**Sudbury Capital Management, LLC**

/s/ Dayton Judd
Signature

Managing Member
Title